Filed Pursuant to Rule 433

Registration No. 333-161489

Free Writing Prospectus dated November 28, 2011

Issuer:	DTE Energy Company

Security:	2011 Series I 6.50% Junior Subordinated Debentures due 2061 (the “Junior Subordinated Debentures”)

Format:	SEC Registered

Size:	$280,000,000

Over-allotment Option:	The underwriters have an option to purchase up to an additional $42,000,000 aggregate principal amount of the Junior Subordinated Debentures at the initial public offering price, exercisable for 30 days from the date hereof

Maturity Date:	December 1, 2061

Coupon:	6.50%

Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing on March 1, 2012

Interest Deferral:	Up to 20 consecutive quarters; deferred interest will accrue and compound quarterly at an annual rate of 6.50%, as permitted by law

Price to Public:	$25

Optional Redemption:	At any time, in whole or from time to time in part, on or after December 1, 2016 at 100% plus accrued and unpaid interest

Tax Event Call:	At any time prior to December 1, 2016, in whole but not in part, at 100% plus accrued and unpaid interest

Rating Agency Call:	Make-whole call at any time prior to December 1, 2016, in whole or in part, at Treasury plus 50 bps plus accrued and unpaid interest

Use of Proceeds:	Total net proceeds from the sale of the Junior Subordinated Debentures, after deducting our expenses and the underwriting discount (and assuming no exercise of the overallotment option), are expected to be approximately $271 million. We expect to use the net proceeds to redeem our trust preferred-linked securities, of which approximately $186 million in aggregate principal amount are due 2032 and bear interest at a rate of 7.8%, and approximately $103 million in aggregate principal amount are due 2044 and bear interest at a rate of 7.5%.

Trade Date:	November 28, 2011

Settlement Date:	T+7; December 7, 2011

Expected Listing:	NYSE

CUSIP / ISIN:	233331 602 / US2333316022

Denominations:	$25 and integral multiples thereof

Anticipated Ratings*:	Baa3/BBB-/BB+ (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	The Huntington Investment Company Mitsubishi UFJ Securities (USA), Inc. SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, UBS Securities LLC at 1-877-827-6444, ext. 561 3884 or Wells Fargo Securities, LLC at 1-800-326-5897.